

14047272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 28 2014

SEC FILE NUMBER
8- 34706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC
124

REPORT FOR THE PERIOD BEGINNING_____01-01-13_____ AND ENDING_____12-31-13_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TEXAKOMA FINANCIAL, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____5601 GRANITE PARKWAY, STE. 600, GRANITE PARK 3_____
                                (No. and Street)

PLANO	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____J ANTHONY BIGELOW, CPA_____   _____972-317-9575_____
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____DANCE, BIGELOW, SHARP & CO., LLP_____
                    (Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE RD, STE 650	HIGHLAND VILLAGE	TX	75077
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____WILLIAM STAPLETON_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____TEXAKOMA FINANCIAL, INC._____ , as

of _DECEMBER 31_____ , 20 _13_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

CATHERINE ANNETTA COLVIN
Notary Public, State of Texas
My Commission Expires
April 06, 2015

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXAKOMA FINANCIAL, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2013 AND 2012



Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
of Texakoma Financial, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Texakoma Financial, Inc. (a Texas corporation), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information as required by rule 17a-5 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Dunce, Bigelow, Sharp & Co., LLP

Highland Village, Texas
February 19, 2014

TEXAKOMA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND 2012

<u>ASSETS</u>

	2013	2012
ASSETS:		
Cash	$ 901,092	$ 720,704
Accounts receivable-affiliate	174,759	94,238
Prepaid expense	20,971	20,978
Deferred tax asset	8,024	4,890
TOTAL ASSETS	$ 1,104,846	$ 840,810

<u>LIABILITIES AND STOCKHOLDER EQUITY</u>

	2013	2012
LIABILITIES:		
Accounts payable-trade	$ 1,914	$ 3,920
Accrued commissions	285,213	39,146
Accrued expenses and other	66,415	28,675
Total liabilities	353,542	71,741
STOCKHOLDER'S EQUITY :		
Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding	6,000	6,000
Additional paid-in capital	720,807	720,807
Retained earnings	24,497	42,262
Total stockholder equity	751,304	769,069
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 1,104,846	$ 840,810

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Commission income	$ 4,451,270	$ 3,965,102
Total revenues	4,451,270	3,965,102
EXPENSES:		
Commissions	2,891,598	2,552,449
Salaries and wages	2,131,556	1,899,631
Payroll and general taxes	253,576	238,680
401(k) contributions	27,318	28,034
Registration	17,408	19,023
Professional fees	25,699	29,400
Administration	320,945	342,012
Compliance expense	193,029	186,498
Leads	58,801	30,746
Rent	138,388	134,691
Communications	21,351	16,982
Postage and delivery	49,280	43,704
Other operating expenses	184,617	158,492
Reimbursed expenses	(1,841,396)	(1,723,955)
Total expenses	4,472,170	3,956,387
INCOME (LOSS) BEFORE INCOME TAXES	(20,900)	8,715
PROVISION FOR INCOME TAXES		
Deferred tax benefit (expense)	3,135	(1,307)
NET INCOME (LOSS)	$ (17,765)	$ 7,408

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2011	$ 6,000	$ 720,807	$ 34,854	$ 761,661
Net income (loss)			7,408	7,408
BALANCE, DECEMBER 31, 2012	$ 6,000	$ 720,807	$ 42,262	$ 769,069
Net income (loss)			(17,765)	(17,765)
BALANCE, DECEMBER 31, 2013	$ 6,000	$ 720,807	$ 24,497	$ 751,304

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities -		
Net income (loss)	$ (17,765)	$ 7,408
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	(80,521)	75,528
Prepaid expenses	7	3,180
Deferred tax asset	(3,134)	1,307
Accounts payable-trade	(2,006)	3,805
Accrued commissions	246,067	(83,656)
Accrued expenses and other	37,740	(3,807)
Net cash provided (used) by operating activities	180,388	3,765
Cash at the beginning of the year	720,704	716,939
Cash at end of year	$ 901,092	$ 720,704

Supplemental Disclosures of Cash Flow Information:

	2013	2012
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES TO CREDITORS
AS OF DECEMBER 31, 2013 AND 2012

The Company had no liabilities subordinated to creditors at December 31, 2013, nor at December 31, 2012

The accompanying notes are an integral part of these financial statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -

Texakoma Financial, Inc. (the Company), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

Method of accounting -

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents -

The Company considers financial instruments with original maturities of three months or less to be cash equivalents.

Basis of presentation -

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $547,550, which was $523,981 in excess of its required net capital of $23,569. At December 31, 2012 the Company had net capital of $648,963, which was $643,963 in excess of its required net capital of $5,000.

3.   ECONOMIC DEPENDENCY

All of the Company's business is dependent upon Texakoma Exploration & Production, LLC, an affiliated company that originates all of the oil and gas investment ventures marketed by the Company. The loss of these originations could have a material adverse effect on the Company.

4. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2010.

The Company's deferred tax assets of $8,024 at December 31, 2013 and $4,890 at December 31, 2012 consist of the tax benefits of net operating loss ("NOL") carry forwards from prior years. The Company believes that the $53,496 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2013, along with the expiration dates are listed below.

Year Generated	NOL Remaining	Year of Expiration
2005	14,115	2025
2007	1,792	2027
2009	6,718	2029
2011	9,971	2031
2013	20,900	2033
	$ 53,496	

5. RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated by services to an affiliated company, see note 3. The Company and this affiliate have common ownership. Accounts receivable due from the affiliate as of December 31, 2013 and December 31, 2012 were $174,759 and $94,238, respectively.

The affiliated company reimbursed the Company $1,841,396 in 2013 and $1,723,955 in 2012 for operating costs.

6. TEXAKOMA FINANCIAL, INC. 401(k) PLAN

The Company established a 401(k) Plan for its employees on June 16, 1998. Under the Plan, employees may contribute up to $17,500 in 2013 and $17,000 in 2012. The Company matches 25% of the employees' contributions up to a maximum of 4% of compensation. The Company's contributions for the years ended December 31, 2013 and 2012 were $27,318 and $28,034, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants have the right to instruct how their accounts are invested within several investment options offered by the Plan.

7. SIGNIFICANT CONCENTRATIONS OF CASH

All of the Company's cash (as reflected in the accompanying Statement of Financial Condition) is deposited with a single financial institution. As of December 31, 2013, such deposits are only insured up to $250,000.

8. COMMITMENTS AND CONTINGENCIES

Management is not aware of any material commitments or contingencies that have not been otherwise disclosed in these financial statements.

9.   **SUBSEQUENT EVENTS**

Management is not aware of any material subsequent events through February 19, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

**DBS
&CO.**

Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Texakoma Financial, Inc.
Plano, Texas

In planning and performing our audit of the financial statements of Texakoma Financial, Inc. (the Company), for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dunce, Bigelow, Sharp & Co., LLP

Highland Village, Texas
February 19, 2014

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital:		
Total stockholder equity	$	751,304
Less non-allowable assets:		
Accounts receivable - affiliate		174,759
Prepaid expenses		20,971
Deferred tax asset		8,024
Net capital		547,550
Minimum net capital required		23,569
Excess net capital	$	523,981
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	353,542
Aggregate indebtedness	$	353,542
Ratio: aggregate indebtedness to net capital:		65%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that
filed with the Company's unaudited December 31, 2013 FOCUS report is as follows: None

FOCUS Report:	$	547,550
Net Capital per audit report	$	547,550

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC
Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and
did not maintain possession or control of any customer funds or securities as of
December 31, 2013.

TEXAKOMA FINANCIAL, INC.
AGREED-UPON PROCEDURES AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 (e)(4)
DECEMBER 31, 2013



Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Texakoma Financial, Inc.
Plano, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013 which were agreed to by Texakoma Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Texakoma Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Texakoma Financial, Inc.'s management is responsible for Texakoma Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 (General Assessment Payment Form) with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the period from January 1, 2013 to December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co., LLP

Highland Village, Texas
February 19, 2014

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
034706   FINRA   DEC
TEXAKOMA FINANCIAL INC    16*16
500 GRANITE PARKWAY STE 600
PLANO TX 75024
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAY BUSEY 972-212-8020

2. A. General Assessment (item 2e from page 2) $ *11,128*

   B. Less payment made with SIPC-6 filed (exclude interest) (*5,180*)

   7/25/13
   Date Paid

   C. Less prior overpayment applied (*—*)

   D. Assessment balance due or (overpayment) *5,948*

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum *—*

   F. Total assessment balance and interest due (or overpayment carried forward) $ *5,948*

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ *5,948*

   H. Overpayment carried forward $(*—*)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TEXAKOMA FINANCIAL, INC.
(Name of Corporation, Partnership or other organization)

Bill Splits
(Authorized Signature)

Dated the *14* day of *FEB*, 20 *14*.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *4,451,270*

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

    (2) Net loss from principal transactions in securities in trading accounts.   —

    (3) Net loss from principal transactions in commodities in trading accounts.   —

    (4) Interest and dividend expense deducted in determining item 2a.   —

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

    (7) Net loss from securities in investment accounts.   —

        Total additions   —

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   —

    (2) Revenues from commodity transactions.   —

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   —

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)   —

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

        Enter the greater of line (i) or (ii)   —

        Total deductions   —

2d. SIPC Net Operating Revenues $ *4,451,270*

2e. General Assessment @ .0025 $ *11,128*

(to page 1, line 2.A.)

2